Exhibit 99.1

(An exploration stage company)

AURYN RESOURCES INC.

REFILED 2016 FINANCIAL STATEMENTS

Auryn Resources Inc.’s Audited Financial Statements for the twelve months ended December 31, 2016, six months ended December 31, 2015 and twelve months ended June 30, 2015 filed on March 29, 2017, contained an independent auditors’ report dated March 28, 2017 on the December 31, 2016 and December 31, 2015 consolidated financial statements. The Audited Financial Statements are being re-filed on SEDAR to add the audit opinion from our predecessor auditor dated October 13, 2015 covering the consolidated financial statements as at June 30, 2015. No other changes have been made to the Audited Annual Financial Statements.

This notice does not form a part of the Audited Annual Financial Statements.

October 11, 2017

Independent Auditor’s Report

To the Shareholders of Auryn Resources Inc.

We have audited the accompanying consolidated financial statements of Auryn Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the year ended December 31, 2016 and the six month period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Auryn Resources Inc. as at December 31, 2016 and December 31, 2015, and its financial performance and its cash flows for the year ended December 31, 2016 and the six month period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

The consolidated financial statements of Auryn Resources Inc. as at and for the year ended June 30, 2015 were audited by another auditor who expressed an unmodified opinion on those statements on October 13, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants

March 28, 2017

Vancouver, Canada

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Auryn Resources Inc.

We have audited the accompanying consolidated financial statements of Auryn Resources Inc., which comprise the consolidated statement of financial position as at June 30, 2015 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements, and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Auryn Resources Inc. as at June 30, 2015, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Chartered Accountants

Vancouver, British Columbia

October 13, 2015

Auryn Resources Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)
	As at December 31, 2016	As at December 31, 2015	As at June 30, 2015
Assets
Current assets:
Cash and cash equivalents (note 6)	$2,456,788	$3,601,317	$4,241,448
Marketable securities (note 7)	624,631	–	1,300,000
Amounts receivable	234,675	322,332	217,302
Joint venture advances	–	–	682,429
Deferred acquisition costs (note 8)	160,135	–	174,872
Prepaid expenses and deposits	319,483	92,655	114,070
	3,795,712	4,016,304	6,730,121
Non-current assets:
Restricted cash (note 6)	115,050	100,000	–
Mineral property interests (note 9)	58,815,278	25,103,359	2,067,163
Equipment (note 10)	1,786,369	1,811,551	–
	60,716,697	27,014,910	2,067,163
Total assets	$64,512,409	$31,031,214	$8,797,284

Liabilities and Equity
Liabilities
Current liabilities:
Accounts payable and accrued liabilities (note 14)	$818,173	$513,885	$412,721

Non-current liabilities:
Provision for site reclamation and closure (note 11)	1,746,572	1,100,093	–
Total liabilities	$2,564,745	$1,613,978	$412,721

Equity:
Share capital	$67,553,205	$32,546,799	$12,705,363
Share option and warrant reserve	6,108,153	4,358,367	785,023
Accumulated other comprehensive income	29,469	–	522,000
Deficit	(11,743,163)	(7,487,930)	(5,627,823)
Total equity	$61,947,664	$29,417,236	$8,384,563
Total liabilities and equity	$64,512,409	$31,031,214	$8,797,284

Subsequent events (note 22)
Approved on behalf of the Board of Directors:
"Ivan Bebek"	"Shawn Wallace"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars, except share amounts)
	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
Administration expenses:
Consulting fees, directors' fees, wages and benefits	$2,151,455	$768,421	$811,850
Legal and professional fees	171,252	78,874	64,061
Office, rent and administration	689,133	266,285	310,405
Regulatory, transfer agent and shareholder information	274,664	19,169	59,533
Share-based compensation (note 13(a))	2,049,120	611,219	235,806
Travel, marketing and investor relations	1,024,218	433,196	320,413
	6,359,842	2,177,164	1,802,068
Other expenses (income):
Project investigation costs	224,378	114,020	451,383
Accretion of provision for site reclamation and closure (note 11)	25,207	6,220	–
Interest and other income	(66,758)	(23,169)	(27,370)
Amortization of flow-through share premium (note 12(b))	(2,319,023)	–	–
Recovered input tax credits	–	–	(25,850)
Loss (gain) on marketable securities (note 7)	11,190	(435,000)	(200,000)
Foreign exchange loss	20,397	7,872	372
	(2,104,609)	(330,057)	198,535
Net loss before income taxes	(4,255,233)	(1,847,107)	(2,000,603)
Deferred income tax (expense) recovery	–	(13,000)	78,000
Loss for the period	$(4,255,233)	$(1,860,107)	$(1,922,603)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value (loss) gain on available-for-sale financial assets, net of tax	$–	$(87,000)	$522,000
Unrealized currency gain on translation of foreign operations	29,469	–	–
Realization of gain on available-for-sale financial assets	–	(435,000)	–
Other comprehensive income (loss) for the period	29,469	(522,000)	522,000
Total comprehensive loss for the period	$(4,225,764)	$(2,382,107)	$(1,400,603)
Loss per share (basic and diluted) (note 17)	$(0.07)	$(0.05)	$(0.08)
Weighted average number of shares outstanding (basic and diluted) (note 17)	58,065,635	40,289,959	25,101,403

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars, except share amounts)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive income	Deficit	Total
Balance at June 30, 2014	18,878,605	$5,503,012	$522,885	$–	$(3,705,220)	$2,320,677
Comprehensive loss for the year	–	–	–	522,000	(1,922,603)	(1,400,603)
Share-based compensation (note 13(a))	–	–	273,950	–	–	273,950
Stock options exercised (note 13(a))	23,750	12,113	–	–	–	12,113
Fair value of stock options allocated to share capital issued on exercise	–	11,812	(11,812)	–	–	–
Issued pursuant to private placements (note 12 (b) viii)	11,251,230	7,178,426	–	–	–	7,178,426
Balance at June 30, 2015	30,153,585	$12,705,363	$785,023	$522,000	$(5,627,823)	$8,384,563
Comprehensive loss for the period	–	–	–	(522,000)	(1,860,107)	(2,382,107)
Share-based compensation (note 13(a))	–	–	758,971	–	–	758,971
Stock options exercised (note 13(a))	1,250	637	–	–	–	637
Fair value of stock options allocated to share capital issued on exercise	–	622	(622)	–	–	–
Shares issued pursuant to private placement (note 12(b) vii)	4,835,000	2,956,726	2,681,454	–	–	5,638,180
Shares issued in connection with acquisition of North Country Gold Corp (note 5)	13,838,894	16,883,451	133,541	–	–	17,016,992
Balance at December 31, 2015	48,828,729	$32,546,799	$4,358,367	$–	$(7,487,930)	$29,417,236
Comprehensive loss for the year	–	–	–	29,469	(4,255,233)	(4,225,764)
Stock options exercised (note 12(b) iv)	577,878	518,090	–	–	–	518,090
Fair value of stock options allocated to share capital issued on exercise (note 12(b) iv)	–	372,407	(372,407)	–	–	–
Warrants exercised (note 12(b) v)	3,643,392	6,010,591	–	–	–	6,010,591
Fair value of warrants allocated to share capital issued on exercise (note 12(b) v)	–	2,205,662	(2,205,662)	–	–	–
Share-based compensation (note 13(a))	–	–	3,102,188	–	–	3,102,188
Shares issued pursuant to bought deal financing, net of share issue costs (note 12(b iii))	9,018,414	10,905,233	426,477	–	–	11,331,710
Shares issued in connection with acquisition of Homestake Resources Corp (note 4)	4,290,729	13,987,770	799,190	–	–	14,786,960
Shares issued in settlement of debt (note 12(b) ii)	437,675	1,006,653	–	–	–	1,006,653
Balance at December 31, 2016	66,796,817	$67,553,205	$6,108,153	$29,469	$(11,743,163)	$61,947,664

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian dollars)
	Year ended	Six months ended	Year ended
	December 31, 2016	December 31, 2015	June 30, 2015
Cash (used in) provided by:
Operating activities:
Loss for the period	$(4,255,233)	$(1,860,107)	$(1,922,603)
Items not involving cash:
Interest income	(66,758)	(23,169)	(27,370)
Accretion of provision for site reclamation and closure	25,207	6,220	–
Loss (gain) on marketable securities (note 7)	11,190	(435,000)	(200,000)
Amortization of flow-through share premium (note 12(b) iii)	(2,319,023)	–	–
Unrealized foreign exchange loss	4,508	7,556	11,866
Share-based compensation (note 13(a))	2,130,803	611,492	265,868
Deferred income tax expense(recovery)	–	13,000	(78,000)
Changes in non-cash working capital:
Amounts receivable	109,663	(52,623)	(172,084)
Joint venture advances	–	877,032	(682,429)
Prepaid expenses and deposits	(173,618)	440,703	(88,438)
Accounts payable and accrued liabilities	(533,838)	(498,839)	153,104
Cash used in operating activities	(5,067,099)	(913,735)	(2,740,086)

Investing activities:
Interest received	66,758	23,169	33,924
Purchase of equipment	(188,351)	–	(1,934,964)
Exploration and evaluation expenditures	(15,492,215)	(5,264,544)	(174,872)
Deferred acquisition costs	(160,135)	–	–
Purchase of marketable securities	–	–	(500,000)
Loan to Homestake (note 7 (a))	(150,000)	–	–
Acquisition of Homestake Resources Corp., net of cash
acquired (note 4)	(317,612)	–	–
Acquisition of North Country Gold Corp., net of cash
acquired (note 5)	–	(123,134)	–
Cash used in investing activities	(16,241,555)	(5,364,509)	(2,575,912)

Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs (note 12(b))	13,650,731	5,638,810	7,190,539
Proceeds from stock option and warrant exercises	6,528,681	–	–
Increase in restricted cash (note 6)	(15,050)	–	–
Cash provided by financing activities	20,164,362	5,638,810	7,190,539

Effect of foreign exchange rate changes on
cash and cash equivalents	(237)	(697)	(10,237)

Increase (decrease) in cash and cash equivalents	(1,144,529)	(640,131)	1,864,304
Cash and cash equivalents, beginning of the period	3,601,317	4,241,448	2,377,144
Cash and cash equivalents, end of the period	$2,456,788	$3,601,317	$4,241,448

Supplemental cash flow information (note 15)

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

1.	Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act.

The Company graduated to the Toronto Stock Exchange from the TSX Venture Exchange effective October 5, 2016 and trades under the symbol AUG.TO. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

Effective September 7, 2016, the Company completed the acquisition of all of the issued and outstanding shares of Homestake Resource Corporation (“Homestake”). Homestake owns 100% in the Homestake Ridge Project which covers approximately 7,500 hectares within the Iskut-Stewart-Kitsault belt, in north-western British Columbia (note 4 and 9(b)).

Effective September 25, 2015, the Company, pursuant to a plan of arrangement, acquired 100% of North Country Gold Corp.’s (“North Country”) issued and outstanding common shares. North Country owns the mineral concessions comprising the Committee Bay mineral property in Nunavut, Canada (note 5 and 9(a)).

The Company has also secured rights to various mining concessions in southern Peru (note 9(c)).

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.	Basis of presentation

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for financial year ended December 31, 2016. IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 28, 2017.

(b)	Basis of preparation and consolidation

These consolidated financial statements have been prepared on a historical cost basis except for marketable securities (note 7) that have been measured at fair value. The presentation currency is the Canadian dollar; therefore all amounts are presented in Canadian dollars unless otherwise noted.

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

2.	Basis of presentation (continued)

(b)	Basis of preparation and consolidation (continued)

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%
Akkese Madencilik Sanayi Ve Ticaret (inactive)	Turkey	USD	100%

Effective March 17, 2017, the Company completed the dissolution of Akkese Madencilik Ve Ticaret.

All intercompany balances and transactions have been eliminated.

In 2015, the Company changed its fiscal year-end from June 30th to December 31st with the objective to unify reporting periods for all its subsidiaries and to align with its industry peers. Accordingly, these financial statements are prepared for the twelve months ended December 31, 2016, six months ended December 31, 2015 and the twelve months ended June 30, 2015 and the results of operations may not be directly comparable.

(c)	Critical accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each material entity is the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

ii.	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. The Company has determined that Homestake and North Country do not meet the criteria for a business based on the indicators outlined by IFRS 3. As such, the Company has determined that the acquisition of Homestake and the acquisition of North Country are not business combinations and accordingly these have been accounted for as asset acquisitions.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

2.	Basis of presentation (continued)

(b)	Critical accounting judgments and estimates (continued)

iii.	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

iv.	Indications of impairment of assets

Impairment testing is done at the cash generating unit level and judgment is involved in assessing whether there is any indication that an asset or a cash generating unit may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties and the results of exploration and evaluation to date.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.	Provisions

Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

ii.	Share-based compensation

The Company determines the fair value of share options granted using the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

iii.	Income taxes

The provision for income taxes and composition of income tax assets and liabilities require management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

iv.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

2.	Basis of presentation (continued)

(b)	Critical accounting judgments and estimates (continued)

v.	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

3.	Significant accounting policies

(a) Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on basis of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its material subsidiaries is the Canadian dollar. Amounts in these financial statements denominated in United States dollars are denoted as US$.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

(b) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2016 and 2015 the Company did not have any cash equivalents.

(c) Equipment

Equipment is stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

Camp and field equipment	10 years
Machinery and heavy equipment	10 years

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

3.	Significant accounting policies (continued)

(d) Mineral property interests

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”). Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation are recognized and capitalized, in addition to the acquisition costs. These expenditures include but are not limited to acquiring licenses, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, payments made to contractors and consultants in connection with the exploration and evaluation of the property. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Acquisition costs incurred in obtaining legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral properties.  Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of the estimated recoverable amount, are written off to the consolidated statement of loss and comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

(e) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

3.	Significant accounting policies (continued)

(f)  Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of loss and comprehensive loss over the life of the operation through amortization and the unwinding of the discount in the provision. Costs for restoration of subsequent site damage, which is created on an on-going basis during production, are provided for at their estimated net present values and charged against earnings as extraction progresses.

(g) Impairment of assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

(h) Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

3.	Significant accounting policies (continued)

(i)  Share-based compensation

From time to time, the Company grants stock options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of stock options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statement of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of loss and comprehensive loss over the remaining vesting period.

Equity instruments granted to non-employees are recorded in the consolidated statement of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in equity reserves until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in equity reserves is reclassified to share capital along with any consideration paid.

(j)  Income taxes

Income tax reported in the consolidated statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

3.	Significant accounting policies (continued)

(j)  Income taxes (continued)

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

(k) Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statement of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities and are described as follows:

Classification	Measurement after initial recognition	Recognition of gains or losses related to fair value changes
Financial assets:
Loans and receivables	Amortized cost (using the effective interest method)	On de-recognition, impairment and write-downs
Held-to-maturity	Amortized cost (using the effective interest method)	On de-recognition, impairment and write-downs
Available-for-sale (“AFS”)	Fair value	Recognized in other comprehensive loss (income) and reclassified to comprehensive loss (income) on de-recognition and impairment
FVTPL	Fair value	Recognized in comprehensive loss (income)

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

3.	Significant accounting policies (continued)

(k) Financial instruments (continued)

Classification	Measurement after initial recognition	Recognition of gains or losses related to fair value changes
Financial liabilities:
Other financial liabilities	Amortized cost (using the effective interest method)	On de-recognition, impairment and write-downs
FVTPL	Fair value	Recognized in comprehensive loss (income)

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as FVTPL unless they are designated as effective hedging instruments.

(l)  Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Financial assets that are classified as AFS will have unrealized gains and losses included in other comprehensive loss until the asset is sold, permanently impaired, or derecognized. Foreign currency translation differences arising on translation of foreign subsidiaries are also included in other comprehensive loss.

(m) Changes in accounting policies

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the adoption of this standard to impact its financial statements, as currently the Company does not earn revenues.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

3.	Significant accounting policies (continued)

(m) Changes in accounting policies (continued)

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. The Company does not have any material lease agreements and does not expect the adoption of this standard to materially impact its consolidated financial statements.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

4.	Acquisition of Homestake Resources

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held, resulting in the issuance of a total of 4,068,124 common shares from treasury with a fair value of $13,262,084. In addition to the common shares issued to shareholders, 97,786 replacement stock options with a weighted average fair value of $1.10 per option were granted to former Homestake employees and consultants and 286,167 replacement share purchase warrants were granted to former Homestake warrant holders at a weighted average fair value of $2.42 per warrant.

The acquisition of Homestake was accounted for as an asset acquisition and transaction costs associated with the acquisition, totalling $1,044,097, were included in the calculation of the purchase price. Transaction costs included the fair value of $725,686 related to 222,605 common shares issued as finders’ fees ($3.26 per common share), as well as $318,411 in professional fees, regulatory fees and other costs incurred in connection with the transaction. Homestake’s operations have been included in the Company’s results of operations from the acquisition date.

The allocation of the purchase price, based on the relative fair value of assets acquired and liabilities assumed is as follows:

Total purchase price:
Fair value of common shares issued on acquisition	$13,262,084
Fair value of investment in shares of Homestake (note 7)	285,000
Fair value of stock options issued on acquisition	107,185
Fair value of warrants issued on acquisition	692,005
Transaction costs associated with the acquisition	1,044,097
Total purchase price to allocate	$15,390,371

Cost of assets acquired and liabilities assumed:
Cash and cash equivalents	$799
Amounts receivable and prepaid expenses	37,037
Marketable securities (note 7)	770,821
Reclamation bond	55,001
Mineral properties	16,060,125
Accounts payable and accrued liabilities	(1,533,412)
$15,390,371

The fair value of the replacement stock options and warrants issued on acquisition to Homestake employees and warrant holders, respectively, has been estimated using the Black-Scholes option valuation model with the following assumptions:

	Stock options	Warrants
Risk-free interest rate	0.54%	0.54%
Expected dividend yield	nil	nil
Stock price volatility	63%	62%
Expected life (in years - weighted average)	0.25	0.92

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

5.	Acquisition of North Country

On September 25, 2015, pursuant to a plan of arrangement (the “Plan”), the Company completed the acquisition of 100% of the issued and outstanding shares of North Country by issuing a total of 13,838,894 of its common shares. North Country was an exploration company focused on the discovery of precious metals in Northern Canada. Prior to the Plan, the Company and North Country were party to a joint exploration agreement where Auryn was to earn a 51% interest in the Committee Bay project. The completion of the acquisition resulted in Auryn owning 100% of the project.

Pursuant to the Plan, each outstanding share of North Country was exchanged for 0.1 of a common share of Auryn. In total, the Company issued 13,838,894 common shares, with a fair value of $1.22 per common share, and 840,000 replacement stock options, with a weighted average fair value of $0.16 per option. The fair value of the common shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

The North Country acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totalling $161,383 are capitalized and included in the cost of the net assets acquired. North Country’s operations have been included in the Company’s results of operations from the acquisition date.

The allocation of purchase price, based on management’s estimate of the relative fair values of assets acquired and liabilities assumed is as follows:

Total purchase price:
Fair value of common shares issued for acquisition	$16,883,451
Fair value of investment in shares of North Country (note 7)	1,200,000
Fair value of stock options issued on acquisition	133,541
Transaction costs associated with the acquisition	161,383
Total purchase price to allocate	$18,378,375

Cost of assets acquired and liabilities assumed:
Cash and cash equivalents (including restricted cash of $100,000)	$138,249
Amounts receivable and prepaid expenses	666,299
Equipment	1,858,001
Mineral properties	17,999,192
Accounts payable and accrued liabilities	(1,189,492)
Provision for site reclamation and closure	(1,093,874)
$18,378,375

As part of the transaction, the Company granted 840,000 replacement stock options to former North Country option holders with an estimated fair value of $133,541. The fair value was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

Risk-free interest rate	0.43%
Expected dividend yield	nil
Stock price volatility	104%
Expected life (in years)	0.54

The fair value of the Company’s investment in North Country shares prior to the Arrangement was determined based on the closing share price for North Country on the TSX Venture Exchange immediately prior to the acquisition.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

6.	Cash and cash equivalents and restricted cash

	December 31, 2016	December 31, 2015	June 30, 2015

Components of cash and restricted cash:
Cash	$2,456,788	$3,601,317	$2,801,448
Cash equivalents	-	-	1,440,000
Restricted cash	115,050	100,000	-
	$2,571,838	$3,701,317	$4,241,448

Restricted cash balance includes an amount of $86,300 (December 31, 2015 - $75,000; June 30, 2015 - $Nil) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association.

7.	Marketable securities

a)	FVTPL

Investment in Homestake common shares

In connection with the Homestake acquisition (note 4), the Company had entered into a loan agreement with Homestake dated May 10, 2016, which provided for a loan of $150,000. The loan agreement contained a conversion feature allowing conversion of the indebtedness into Homestake common shares at a conversion price of $0.10 per Homestake common share.

On July 20, 2016, the Company exercised its conversion rights under the loan agreement and received 1,500,000 shares of Homestake, which at that date had a fair value of $300,000 based on the closing share price of Homestake of $0.20 per share. At the date of the acquisition, the shares were fair valued at $285,000, based on the closing share price of Homestake of $0.19 per share immediately before the acquisition closed, and this amount was included as part of the consideration paid. A gain of $135,000 was recorded in net loss for the year ended December 31, 2016 in connection with this investment.

Investment in Bravada common shares

Included as part of the acquisition of Homestake’s net assets, the Company acquired 2,658,004 shares of Bravada Gold Corporation (“BVA”) at a fair value of $770,821 based on the closing share price of $0.29 per share on September 7, 2016. The Company has classified BVA shares as FVTPL within level 1 category of the fair value hierarchy (note 18). As at December 31, 2016, the BVA share price quoted on TSXV was $0.235 and the fair value of the shares was adjusted to $624,631 (December 31, 2015 - $Nil) with the fair value loss of $146,190 (December 31, 2015 - $Nil) recorded in the statement of loss and comprehensive loss.

b)	AFS

Investment in North Country common shares

Effective March 16, 2015, as a condition of the definitive joint exploration agreement with North Country, the Company entered into a share subscription agreement and purchased 10,000,000 common shares of North Country at a price of $0.05 for a total cost of $500,000. The investment was classified as an AFS financial asset and was recorded at fair value determined based on a market approach reflecting the closing price of the asset as at the reporting date. On initial recognition, a difference arose between the cost of the investment and its fair value and as a result, the Company recorded a gain on the initial recognition of the investment of $200,000, which was recognized in net loss for the year ended June 30, 2015.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

7.	Marketable securities (continued)

b)	AFS (continued)

Investment in North Country common shares (continued)

Immediately prior to the acquisition of North Country, the available-for-sale asset was fair valued at $1,200,000, resulting in a further unrealized gain of $435,000, net of taxes of $65,000, being recorded through other comprehensive income for the six month period ended December 31, 2015. As the acquisition resulted in the realization of this accumulated gain of $435,000, the amount was reclassified from other comprehensive income and recorded through net loss for the year ended December 31, 2016, and at the same time, the investment in North Country shares was reclassified from marketable securities and included as part of the consideration paid.

c)	Fair value adjustments

The impact of the fair value adjustments on the FVTPL and AFS financial assets to the net loss and other comprehensive loss is outlined below:

	Year ended December 31, 2016		Six months ended December 31, 2015		Year ended June 30, 2015
	Net loss (income)	Other comprehensive loss (income)	Net loss (income)	Other comprehensive loss (income)	Net loss (income)	Other comprehensive loss (income)
FVTPL
Fair value adjustment on investment in BVA	$146,190	$-	$-	$-	$-	$-
Fair value on acquisition of Homestake common shares	(135,000)	-	-	-	-	-
	$11,190	$-	$-	$-	$-	$-
AFS
Gain on investment on initial recognition	$-	$-	$-	$-	$(200,000)	$-
Fair value loss (gain) on AFS financial asset, recorded net of taxes	-	-	-	87,000	-	(522,000)
Realization of accumulated gain reclassified from other comprehensive income to net loss	-	-	(435,000)	435,000	-	-
	$-	$-	$(435,000)	$522,000	$(200,000)	$(522,000)

8.	Deferred acquisition costs

The Company deferred costs related to the acquisition of prospecting permits along the Gibsons MacQuoid greenstone belt (note 22) and staking certain claims adjacent to the Company’s Committee Bay project. The permits have been issued to the Company subsequent to December 31, 2016.

Deferred acquisition costs were $Nil at December 31,2015 and $174,872 at June 30, 2015. Deferred acquisition costs as at June 30, 2015 related to the acquisition of North Country (note 5).

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

9.	Mineral property interests

(a) Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut.

The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

(b) Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project, located in the Kitsault Mineral district in north western British Columbia, subject to various royalty interests held by third parties. The project is being advanced as a potential high-grade underground mining operation and was acquired through the acquisition of Homestake (note 4).

(c) Peruvian exploration projects

Baños del Indio

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$6,000,000), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Property Payments		Work Expenditures
Effective Date (September 22, 2016)	US$	100,000	US$	-
September 22, 2017		100,000		200,000
September 22, 2018		100,000		250,000
September 22, 2019		200,000		1,000,000
September 22, 2020		150,000		2,000,000
September 22, 2021		2,500,000		-
Total	US$	3,150,000	US$	3,450,000

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

9.	Mineral property interests (continued)

(c) Peruvian exploration projects (continued)

Sombrero

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$200,000. Upon signing of the Sombrero Option, the Company paid US$140,000 with the remaining US$60,000 due, at the Company’s election, on or before the first anniversary of the agreement. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5 million.

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to a buyable 1.5% NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates	Property Payments		Work Expenditures
Effective Date (May 11, 2016)	US$	250,000	US$	-
May 11, 2018		500,000		2,000,000
May 11, 2019		-		3,000,000
May 11, 2020		250,000		-
May 11, 2021		250,000		2,000,000
May 11, 2022		7,500,000		-
Total	US$	8,750,000	US$	7,000,000

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

9.	Mineral property interests (continued)

(d) Costs capitalized as mineral property interests:

	Committee Bay	Homestake Ridge	Peru	Total
Balance as at June 30, 2015	$2,067,163	$-	$-	$2,067,163
Acquisition costs
Additions:
Acquisition of North Country	17,999,192	-	-	17,999,192
Other acquisition costs	291	-	406,145	406,436
Exploration and evaluation costs
Additions:
Drilling and sampling	671,438	-	-	671,438
Environmental & community	212,244	-	-	212,244
Geophysics and targeting	215,126	-	-	215,126
Logistics	1,124,237	-	45,616	1,169,853
Project overhead	1,263,816	-	-	1,263,816
Wages and consultants	653,281	-	297,331	950,612
Share-based compensation (note 13(a))	147,479	-	-	147,479
Balance as at December 31, 2015	$24,354,267	$-	$749,092	$25,103,359
Acquisition costs
Additions:
Acquisition of Homestake	-	16,060,125	-	16,060,125
Other acquisition costs	39,106	60,000	1,145,479	1,244,585
Exploration and evaluation costs
Additions:
Drilling and sampling	2,660,672	-	43,405	2,704,077
Environmental & community	252,928	-	76,863	329,791
Geophysics and targeting	667,529	-	13,907	681,436
Logistics	4,525,601	17,732	83,423	4,626,756
Project overhead	2,762,856	16,546	307,674	3,087,076
Wages and consultants	2,795,806	21,773	535,831	3,353,410
Change in site reclamation asset	621,272	-	-	621,272
Share-based compensation (note 13(a))	785,823	25,151	160,411	971,385
Currency translation adjustment	-	-	32,006	32,006
Balance as at December 31, 2016	$39,465,860	$16,201,327	$3,148,091	$58,815,278

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

9.	Mineral property interests (continued)

(d) Costs capitalized as mineral property interests (continued):

The continuity of costs capitalized as mineral property interests as June 30, 2015 is as follows:

Committee Bay
Balance as at July 1, 2014	$-
Acquisition costs
Additions:
Acquisition costs	65,336
Exploration and evaluation costs
Additions:
Drilling and sampling	7,535
Environmental and community	61,560
Geophysics and targeting	74,904
Logistics	593,961
Project overhead	729,133
Wages and consultants	526,653
Share-based compensation (note 7)	8,081
Balance as at June 30, 2015	$2,067,163

10.	Equipment

	Camp and field equipment	Machinery and equipment	Total
Cost
Balance, June 30, 2015 and 2014	$-	$-	$-
Additions	1,110,521	747,480	1,858,001
Balance, December 31, 2015	$1,110,521	$747,480	$1,858,001
Additions	106,912	81,439	188,351
Balance, December 31, 2016	$1,217,433	$828,919	$2,046,352
Accumulated Depreciation
Balance, June 30, 2015 and 2014	$-	$-	$-
Depreciation	27,763	18,687	46,450
Balance, December 31, 2015	$27,763	$18,687	$46,450
Depreciation	117,296	96,237	213,533
Balance, December 31, 2016	$145,059	$114,924	$259,983
Net book value
December 31, 2015	$1,082,758	$728,793	$1,811,551
December 31, 2016	$1,072,374	$713,995	$1,786,369

During the six months ended December 31, 2015, the Company acquired equipment with a cost of $1,858,001 in connection with the acquisition of North Country (note 5).

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Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

11.	Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The present value of future estimated cash flows required to settle the site reclamation and closure obligation was estimated at $1,746,572. The key assumptions on which this estimate is based are:

•	Undiscounted cash flow for site reclamation of $2,460,490 (December 31, 2015 - $1,567,532)

•	Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2033

•	Annual inflation rate 2%

•	Risk-free interest rate 2.31%

The discounted liability for the material site reclamation and closure provisions at Committee Bay project is as follows:

	December 31, 2016	December 31, 2015
Opening balance	$1,100,093	$-
Addition	621,272	1,093,873
Accretion	25,207	6,220
Closing balance	$1,746,572	$1,100,093

The Company did not have any site reclamation and closure liabilities at June 30, 2015.

12.	Share capital

(a) Authorized

Unlimited common shares without par value

(b) Share issuances

Year ended December 31, 2016:

i.	On September 7, 2016, pursuant to the Homestake Arrangement, the Company issued 4,068,124 common shares with a fair value of $13,262,084, $3.26 per common share, to Homestake shareholders in connection with its acquisition of Homestake. An additional 222,603 common shares with a fair value of $725,686, $3.26 per common share, were issued as finders’ fees in relation to the transaction.

ii.	On September 7, 2016, 437,675 common shares were issued at $2.30 per common share under debt settlement agreements, to Homestake creditors in order to settle accounts payable of $1,006,653.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

12.	Share capital (continued)

(b) Share issuances (continued)

Year ended December 31, 2016 (continued):

iii.	On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “Offering”). Under the terms of the Offering, the Company issued an aggregate of 4,732,700 flow-through shares at a price of $1.89 per flow-through share and 4,285,714 common shares at a price of $1.40 per common share. Share issue costs related to the Offering totaled $1,720,547, which included $896,688 in commissions, the fair value of $426,477 related to 541,104 share purchase warrants issued to the underwriters (note 13(b)) and $387,384 in other issuance costs. The gross proceeds from the Offering were also offset by $2,319,023, an amount related to the flow-through share premium liability, which was fully amortized at December 31, 2016 as all flow through funds had been spent on Canadian exploration and evaluation expenditures. A reconciliation of the impact of the Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.40 per share	4,285,714	$6,000,000
Flow-through shares issued at $1.89 per share	4,732,700	8,944,803
Cash share issue costs	-	(1,294,070)
Fair value of warrants issued (note 13(b))	-	(426,477)
Flow-through share premium liability	-	(2,319,023)
	9,018,414	$10,905,233

iv.	During the year ended December 31, 2016, 577,878 shares were issued as a result of stock options being exercised with a weighted average exercise price of $0.90 for gross proceeds of $518,090. Attributed to these stock options, fair value of $372,407 was transferred from the equity reserves and recorded against share capital.

v.	During the year ended December 31, 2016, 3,643,392 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.65 for gross proceeds of $6,010,591. Attributed to these share purchase warrants, fair value of $2,205,662 was transferred from the equity reserves and recorded against share capital.

Six months ended December 31, 2015:

vi.	On September 25, 2015, pursuant to a plan of arrangement, the Company issued a total of 13,838,894 common shares in connection with its acquisition of North Country with a fair value of $1.22 per common share.

vii.	On September 16, 2015, the Company completed a non-brokered private placement for gross proceeds of $5,802,000 by issuing 4,835,000 Units of the Company at a price of $1.20 per Unit. Each Unit consists of one common share and one common share purchase warrant. Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months.

Related to this share issuance, an amount of $2,681,454 was allocated as the fair value of the Unit’s warrants estimated using the Black-Scholes option valuation model. The Company also incurred costs of issuance in the amount of $163,820, which included cash commissions of $119,520 and other legal and regulatory costs of $44,300.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

12.	Share capital (continued)

(b) Share issuances (continued)

Year ended June 30, 2015:

viii.	On December 11, 2014, the Company completed a non-brokered private placement for gross proceeds of $7,313,300 by issuing 11,251,230 common shares of the Company at a price of $0.65 per common share. Related to this share issuance, the Company incurred costs in the amount of $134,874, which included cash commission of $96,425 and other legal and regulatory costs of $38,449.

13.	Share option and warrant reserves

(a)	Share-based payments

The Company maintains a Rolling Stock Option Plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of stock options issued and outstanding is as follows:

	Number of stock options	Weighted average exercise price
Outstanding, June 30, 2014	1,580,000	$0.51
Exercised	(23,750)	0.51
Expired / forfeited	(5,000)	3.51
Outstanding, June 30, 2015	1,551,250	$0.51
Granted	2,120,000	2.19
Exercised	(1,250)	0.51
Expired / forfeited	(730,000)	3.88
Outstanding, December 31, 2015	2,940,000	$0.89
Granted	2,452,786	2.61
Exercised	(577,878)	0.90
Expired	(61,908)	1.50
Outstanding, December 31, 2016	4,753,000	$1.77

As at December 31, 2016, the number of stock options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	1,170,000	$.51	2.13	1,170,000	$0.51	2.13
Aug 17, 2020	1,228,000	1.30	3.63	1,068,000	1.30	3.63
June 21, 2021	2,355,000	2.63	4.47	1,177,500	2.63	4.47
	4,753,000	$1.77	3.68	3,415,500	$1.49	3.41

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

13.	Share option and warrant reserves (continued)

(a)  Share-based payments (continued)

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the year ended December 31, 2016, an amount of $2,130,803 (six months ended December 31, 2015 – $611,219, year ended June 30, 2015 – 273,950) was expensed as stock based compensation, of which $81,683 (six months ended December 31, 2015 - $273, year ended June 30, 2015 - $30,062) was included in project investigation cost in the consolidated statements of comprehensive loss. The Company also capitalized stock based compensation within mineral interests in the amount of $971,385 for the year ended December 31, 2016 (six months ended December 31, 2015 - $147,479, year ended June 30, 2015 - $8,082).

During the year ended December 31, 2016, the Company granted 2,355,000 stock options to directors, officers, employees and others providing similar services and an additional 97,786 replacement options to former option holders of Homestake (note 4). The weighted average fair value per option of these stock options, excluding the Homestake replacement options, was calculated as $1.52 using the Black-Scholes option valuation model at each grant date.

For the six months ended December 31, 2015, 1,280,000 stock options were granted to the Company’s directors, officers, employees and others providing similar services, and an additional 840,000 replacement stock options were granted to former North Country option holders in connection with the acquisition of North Country. Excluding the replacement options, the weighted average fair value of stock options granted during the six months ended December 31, 2015 was $0.91 while the 840,000 replacement stock options to former North Country option holders had an estimated fair value of $133,541, a weighted average fair value of $0.16 per option.

The fair values of the share options granted in 2016 and 2015 were estimated using the Black-Scholes option valuation model with the following assumptions:

	June 2016 Option Grant	August 2015 Option Grant
Risk-free interest rate	0.66%	0.72%
Expected dividend yield	nil	nil
Stock price volatility	81%	106%
Expected life in years	4.00	5.00

No share-options were granted during the year ended June 30, 2015.

The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the stock options.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

13.	Share option and warrant reserves (continued)

(b) Share purchase warrants

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, June 30, 2015	-	$-
Issued	4,835,000	1.70
Outstanding, December 31, 2015	4,835,000	$1.70
Issued	827,271	1.21
Exercised	(3,643,394)	1.65
Outstanding, December 31, 2016	2,018,877	$1.59

As at December 31, 2016, the expiration date on the share purchase warrants outstanding is as follows:

Expiry date	Number of warrants	Exercise price
August 5, 2017	183,229	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,737,500	1.70
May 4, 2018	30,503	1.40
	2,018,877	$1.59

14.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a) Related parties

Universal Mineral Services Ltd. [1]	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$323,134	$226,345	$318,769
Legal and professional fees	1,148	849	136
Office, rent and administration	400,910	221,777	293,898
Regulatory, transfer agent and shareholder information	10,383	-	6,663
Travel, marketing and investor relations	9,590	133,597	93,939
Project investigation costs	260	23,571	211,276
Capitalized to mineral property interests:
Committee Bay	21,866	69,990	75,544
Homestake	2,362	-	-
Peru	49,938	40,154	-
Total transaction for the periods	$819,591	$716,283	$1,000,225

1.	Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis. The outstanding balance owing at December 31, 2016 was $132,988 (December 31, 2015 – $119,781, June 30, 2015 – $145,633).

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

14.	Related party balances and transactions (continued)

(b) Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
Short-term benefits	$1,379,502	$408,007	$443,542
Share-based payments	1,350,995	406,028	76,290
	$2,730,497	$814,035	$519,832

15.	Supplemental cash flow information

	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
Accounts payable and accrued liabilities included in mineral property interests, change	$313,657	$(596,341)	$124,117
Common shares issued in connection with debt settlement agreements	1,006,653	-	-
Deferred acquisition costs capitalized in mineral properties	-	174,872	--
Depreciation capitalized in mineral property interests	213,533	46,450	-
Prepaid expenditures related to mineral property interest	17,423	-	-
Share-based compensation included in mineral property interests	971,385	147,479	8,081

For other supplemental cash flow information pertaining to the loan to Homestake, see note 7 (a).

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

December 31, 2016	Canada	Peru	Total

Restricted cash	$115,050	$-	$115,050
Equipment, net	1,758,179	28,190	1,786,369
Mineral property interests	55,667,187	3,148,091	58,815,278
	$57,540,416	$3,176,281	$60,716,697

December 31, 2015	Canada	Peru	Total

Restricted cash	$100,000	$-	$100,000
Equipment, net	1,811,551	-	1,811,551
Mineral property interests	24,354,267	749,092	25,103,359
	$26,265,818	$749,092	$27,014,910

All of the non-current assets as at June 30, 2015 are located in Canada.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

17.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period.

	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015

Loss attributable to ordinary shareholders	$4,255,233	$1,860,107	$1,922,603
Weighted average number of common shares	58,065,635	40,289,959	25,101,402
Basic and diluted loss per share	$0.07	$0.05	$0.08

As at December 31, 2016, the Company had 4,753,000 share options (December 31, 2015 - 2,940,000; June 30, 2015 – 1,551,250) and 2,018,877 share purchase warrants (December 31, 2015 - 4,835,000; June 30, 2015 - Nil) outstanding, all of which were anti-dilutive because the Company was in a loss position for the year ended December 31, 2016, the six-month period ended December 31, 2015 as well as the year ended June 30, 2015.

18.	Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at December 31, 2016 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy (note 7 (a)).

No transfer occurred between the levels during the year.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk.

(a) Credit risk

Credit risk is the risk that a third party fails to discharge its obligations under the terms of the financial contract and causes a financial loss for the Company. The Company’s credit risk is attributable to its cash and cash equivalents, amounts receivable, deposits. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalent balances in highly rated Canadian financial institutions. The Company considers the risk of loss associated with cash and cash equivalents to be low.

The Company also has credit risk exposure in relation to its receivables from goods and service tax (“GST”) from the Canadian government. Management is confident that their carrying values are recoverable in full and this risk is minimal.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

18.	Financial instruments (continued)

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(c) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable investments (note 7 (a)). The Company is exposed to other price risk thought its held for trading investment in BVA, which is listed on the TSX Venture Exchange, and acquired as part of the acquisition of Homestake (note 4).

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

(d) Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at December 31, 2016, the Company held net financial liabilities denominated in US dollars in the amount of US$17,700 (December 31, 2015 – net liabilities of US$109,071).

As at June 30, 2015, the Company held net financial liabilities denominated in Australian and US dollars in the amount of AUD$10,800 and US$29,205 respectively.

A 10% increase or decrease in the US dollar exchange rate would not result in a material increase or decrease in the Company’s net loss of approximately.

(ii)	Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company’s exposure to interest rate risks is limited to potential increases or decreases on the interest rate offered on cash and cash equivalents held at chartered Canadian financial institutions, which would result in higher or lower relative interest income. This risk is considered to be minimal.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

19.	Income taxes

(a) Tax losses

The Company has accumulated non-capital losses of approximately $41,718,602 (December 31, 2015 – $20,221,140) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital losses will, if unused, expire in:

Year of expiry	Total

2023	$72,355
2024	666,630
2025	1,568,397
2026	2,098,579
2027	2,198,071
2028	3,219,633
2029	4,361,252
2030	3,957,677
2031	2,871,191
2032	2,355,328
2033	7,974,089
2034	3,841,334
2035	2,052,288
2036	4,481,778
$41,718,602

The Company has also non-capital losses in Peru of $130,889 (December 30, 2015 - $Nil), which, if unused, will expire in 2020.

The Company has also accumulated capital losses $661,070 (December 31, 2015 – $13,150,272) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

(b) Income tax recovery provision

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
Loss before income taxes	$(4,255,233)	$(1,847,107)	$(1,922,603)
Canadian federal and provincial income tax rates	26%	26%	26%
Expected income tax recovery	(1,106,361)	(479,988)	(499,877)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	554,009	158,917	69,126
Share issuance costs	(525,137)	(42,594)	(35,067)
Unrecognized changes in fair value of marketable securities	(35,100)	(160,550)	(26,000)
Non-deductible expenditures	210,854	1,935	108,550
Elimination of capital losses	2,056,386	-	-
Adjustment to tax estimates	1,637	54,303	192,905
Amortization of flow-through share premium	(602,946)	-	-
Flow-through expenditures renunciation	2,325,649	-	-
Other	46,721	157	9,673
Increase (decrease) in unrecognized tax asset	(2,925,712)	480,820	102,690
Income tax recovery	$-	$13,000	$(78,000)

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

19.	Income taxes (continued)

(c)	Significant components of the deferred tax assets and liabilities are:

	December 31, 2015	Net loss	Equity	Acquisition of Homestake	December 31, 2016
Deferred Income tax assets
Non-capital losses carried forward	$5,257,852	$1,269,194	$-	$4,353,822	$10,880,868
Capital losses carried forward	2,099,356	(2,056,386)	-	-	42,970
Share issuance costs & CEC	95,193	-	385,360	19,505	500,058
Investments	-	19,005			19,005
Site reclamation obligations	286,024	168,085		-	454,109
Property, plant & equipment	12,077	56,470	-		68,547
	7,750,502	(543,632)	385,360	4,373,327	11,965,557
Deferred income tax liabilities
Mineral property interests	(933,191)	(2,764,159)	-	(908,064)	(4,605,413)
FX on intercompany	-	(3,281)	-	-	(3,281)

Net deferred tax assets	6,817,312	(3,311,072)	385,360	3,465,263	7,356,863

Unrecognized deferred tax assets	(6,817,312)	3,311,072	(385,360)	(3,465,263)	(7,356,863)

Net deferred tax balance	$-	$-	$-	$-	$-

	June 30, 2015	Net loss	Equity	OCI	Acquisition of North Country	December 31, 2015
Deferred Income tax assets
Non-capital losses carried forward	$902,901	$584,501	$-	$-	$3,770,450	$5,257,852
Capital losses carried forward	86,111	(43,141)	-	-	2,056,386	2,099,356
Share issuance costs & CEC	33,868	-	1,777	-	59,548	95,193
Site reclamation obligations	-	1,617	-	-	284,407	286,024
Property, plant & equipment	-	12,077	-	-	-	12,077
	1,022,880	555,054	1,777	-	6,170,791	7,750,502
Deferred income tax liabilities
Mineral property interests	244,674	(180,011)	-	-	(997,854)	(933,191)
Investments	(104,000)	-	-	104,000	-	-

Net deferred tax assets	1,163,554	375,043	1,777	104,000	5,172,937	6,817,312

Unrecognized deferred tax assets	(1,163,554)	(375,043)	(1,777)	(104,000)	(5,172,937)	(6,817,312)

Net deferred tax balance	$-	$-	$-	$-	$-	$-

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

19.	Income taxes (continued)

(c)	Significant components of the deferred tax assets and liabilities are (continued):

	June 30, 2014	Net loss	Equity	OCI	June 30, 2015

Deferred income tax assets:
Cumulative eligible capital deduction	$143	$29	$-	$-	$172
Non-capital losses carried forward	675,146	227,755	-	-	902,901
Capital losses carried forward	85,939	-	-	-	85,939
Share issuance costs	11,974	-	21,894	-	33,868
Mineral property interests	-	244,674	-	-	244,674
	773,202	472,458	21,894	-	1,267,554
Deferred tax liabilities:
Investments	-	(26,000)	-	(78,000)	(104,000)
	773,202	446,458	21,894	(78,000)	1,163,554
Offset of deferred tax (liabilities) assets		(78,000)	-	78,000	-
Unrecognized deferred tax assets	(773,202)	(368,458)	(21,894)	-	(1,163,554)
Net deferred tax balance	$-	$-	$-	$-	$-

20.	Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue acquisition, exploration and development of resource properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The capital of the Company is determined as follows:

	December 31, 2016	December 31, 2015	June 30, 2015
Equity	$61,947,664	$29,417,236	$8,384,563
Less cash and cash equivalents	2,456,788	3,701,317	4,241,448
	$59,490,876	$25,715,919	$4,143,115

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets or adjust the amount of cash and investments.

In order to maximize ongoing development efforts, the Company does not pay out dividends, does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital and is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars, unless otherwise stated)

Year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

21.	Commitments and contractual obligations

As at December 31, 2016, the Company entered into certain drilling contracts relating to the exploration activities at Committee Bay project pursuant to which the Company is required to make staggered advanced payments totaling $1,000,000 by February 28, 2017. These advanced payments have been paid subsequent to December 31, 2016.

22.	Subsequent events

a)	On January 24, 2017, the Company completed a brokered equity offering (the “Offering”) of 9,542,402 common shares. The placement consisted of 4,590,818 flow-through common shares (“FT Share”) at a price of $5.01 per FT Share and 4,951,584 common shares (“Common Shares”) at a price of $3.67 per Common Share, for total gross proceeds of approximately $41,172,311.

Goldcorp Inc. purchased all of the Common Shares of the Offering through intermediaries for $35,020,615, thereby acquiring 12.5% of the Company.

b)	On February 15, 2017 the Company announced the acquisition of certain prospecting permits along the Gibsons MacQuoid greenstone belt located in Nunavut, Canada. Total costs amounted to approximately $100,000. The permits encompass approximately 120 km of strike length of the prospective greenstone belt. The acquisition of the prospecting permits provides the Company exploration rights over the area for a total of three years with the exclusive right to stake minerals claims within the area.

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